FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 3, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X   Form 40-F
                                   ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes          No  X
                                  ---         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441 and 333-109309), as amended, and the Registration Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

The following is a summary of the unaudited consolidated results of Bunge Limited for the third quarter of 2003 and the nine month period ended September 30, 2003. These results include Cereol, which was acquired by Bunge in October 2002.

Third Quarter Results

Overview. Bunge Limited reported third quarter 2003 net income of $89 million, or fully diluted earnings per share (EPS) of $0.88, compared to net income of $95 million, or fully diluted EPS of $0.95, in the third quarter of 2002. For the third quarter of 2003, compared to the same period last year, volumes grew 35% to 29 million metric tons and net income decreased 6% to $89 million.

Robust earnings in Bunge's fertilizer and food products divisions helped offset weakness in its agribusiness division, particularly in oilseed processing, where profitability suffered as a result of the reduced supply of raw materials due to short 2002/2003 crops and a sharp reduction in the outlook for the 2003/2004 U.S. soybean harvest. Results in the fertilizer division improved due to increased sales of fertilizer and raw materials and higher selling prices. Fertilizer selling prices rose due to higher international raw material prices. Results in the food products division strengthened primarily due to the Cereol acquisition and margin improvements in the Brazilian edible oils business. Bunge's results for the third quarter of 2002 benefited significantly from the effects of a 27% devaluation of the Brazilian real on local currency operating expenses.

Agribusiness. Sales volumes for the quarter ended September 30, 2003 increased 42%, and gross profit decreased 54%, or $181 million, from the same period last year in Bunge's agribusiness division. Income from operations in Bunge's agribusiness division decreased 75%, or $213 million, to $71 million. A reduction in foreign exchange losses on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense)-net, substantially offset the reduction in income from operations. Sales volumes increased in grain origination, oilseed processing and international marketing due to the Cereol acquisition and increased sales to Asia and Europe. Margins in North America and Western Europe were adversely affected by the reduced supply of raw materials due to short 2002/2003 crops and reduced capacity utilization. In addition, a sharp reduction in the outlook for the 2003/2004 U.S. soybean harvest decreased the effectiveness of the company's hedging strategy. Over a period of only one month, market expectations changed dramatically from anticipating one of the largest U.S. soybean crops ever, to one of the smallest in recent years. The change in crop outlook, which caused substantial price volatility, was due to hot and dry conditions during the critical period for soybean pod formation. Margins in South America returned to more normal levels from the higher margins experienced in the third quarter of last year.

Fertilizer. Sales volumes for the quarter ended September 30, 2003 increased 10%, and gross profit increased 27%, or $27 million, from the same period last year in Bunge's fertilizer division. Income from operations in Bunge's fertilizer division increased 18%, or $13 million, to $85 million, a record for this segment. Sales of retail fertilizer products were robust, as South American farmers increased their acreage in reaction to higher soybean prices. Animal nutrient sales volumes benefited from a strong export market for Brazilian meat products. Average selling prices also increased as international prices for raw materials rose and products are priced to import parity.

Food Products. Sales volumes for the quarter ended September 30, 2003 increased 29%, and gross profit increased 38%, or $22 million, from the same period last year in Bunge's food products division. Income from operations in Bunge's food products division increased 43%, or $9 million, to $30 million, reflecting improved results in both the edible oil and milling and baking products segments. Results in the edible oil products segment rose due to the acquisition of Cereol and higher margins in Bunge's margarines and mayonnaise business in Brazil. In Brazil, new branding and packaging strategies, as well as cost cutting and portfolio rationalization measures, drove this improvement.

Saipol. On July 3, 2003, Bunge completed the sale of Lesieur to Saipol, Bunge's existing joint venture with Sofiproteol (the financial arm of the French oilseed farmers' association). Bunge received (euro)211 million (approximately $240 million) in cash and repayment of Lesieur intercompany debt owed to Cereol at closing. Bunge used the net cash proceeds from this transaction to reduce outstanding indebtedness.

Income from operations. Income from operations decreased 50% to $181 million for the quarter ended September 30, 2003 from $364 million in the same period in 2002. Income from operations for the quarter ended September 30, 2003 does not reflect adjustments for net interest income allocated to working capital of $1 million or foreign exchange losses allocated to working capital of $10 million. Income from operations for the quarter ended September 30, 2003 does not reflect adjustments for net interest expense allocated to working capital of $18 million or foreign exchange losses allocated to working capital of $135 million.


Non-Operating Income (Expense) -Net.

Non-operating income (expense) - net consisted of:

                                                             Quarter Ended
       (US$ in millions)                                     September 30,
        ----------------                                   ----------------
                                                            2003      2002
                                                           ------    ------
     Interest income                                       $  46     $  19
     Interest expense                                        (54)      (33)
     Interest expense on debt financing readily
         marketable inventories                               (3)       (9)
     Foreign exchange gains (losses)                          (1)     (159)
     Other income                                           --           5
                                                           -----     -----
         Total non-operating income (expense) - net        $ (12)    $(177)
                                                           =====     =====


Non-operating Income (expense) - net improved by $165 million from an expense of $177 million to $12 million, primarily due to a decrease in foreign exchange losses in Brazil on U.S. dollar denominated debt. The Brazilian real devalued 2% against the U.S. dollar in the third quarter of 2003, compared to a devaluation of 27% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due. Interest income increased primarily due to higher levels of invested cash.

Net Income. Net income decreased to $89 million in the third quarter of 2003 from $95 million in the third quarter of 2002. Net income in the third quarter of 2003 included a non-cash gain, net of tax, of $11 million relating to the curtailment of certain postretirement benefit plans.


Nine Month Results

Overview. Sales volumes increased 34%, and gross profit decreased 10% in the nine months ended September 30, 2003, over the same period last year. Income from operations decreased 20% to $504 million. Income from operations included a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company, Bunge's joint venture with DuPont. Agribusiness segment income from operations decreased from last year, primarily due to inventory mark-to-market losses in South America that resulted from the appreciation of the Brazilian real and Argentine peso. Substantially offsetting these losses were increases in net foreign exchange gains on U.S. dollar denominated debt financing commodity inventories, which are included in non-operating income (expense)-net. Weakness in North American and Western European oilseed processing margins and a return to more normal margins in South America also contributed to the decrease. Growth in international marketing continued with a 29% increase in volumes. The fertilizer segment benefited from better margins in all business lines due to higher selling prices. Results in the food products division exceeded last year, primarily due to the inclusion of Cereol's operations in this division and margin improvements in Bunge's margarines and mayonnaise business in Brazil.

Income from operations. Income from operations decreased 20% to $504 million for the nine months ended September 30, 2003 from $629 million in the same period in 2002. Income from operations for the nine months ended September 30, 2003 does not reflect adjustments for net interest expense allocated to working capital of $38 million or foreign exchange gains allocated to working capital of $54 million. Income from operations for the nine months ended September 30, 2003 includes the $111 million gain on the sale of Bunge's Brazilian soy ingredients business. Income from operations for the nine months ended September 30, 2002 does not reflect adjustments for net interest expense allocated to working capital of $52 million or foreign exchange losses allocated to working capital of $211 million.

Non-Operating Income (Expense) - Net.

Non-operating income (expense) - net consisted of:



                                                           Nine Months Ended
       (US$ in millions)                                     September 30,
        ----------------                                  ------------------
                                                            2003      2002
                                                          --------  --------
     Interest income                                       $ 104     $  71
     Interest expense                                       (157)     (103)
     Interest expense on debt financing readily
         marketable inventories                              (11)      (21)
     Foreign exchange gains (losses)                          76      (243)
     Other income                                              4        13
                                                           -----     -----
         Total non-operating income (expense) - net        $  16     $(283)
                                                           =====     =====


Non-operating income (expense) - net, improved by $299 million, from an expense of $283 million to income of $16 million, primarily due to foreign exchange gains in Brazil on the company's U.S. dollar denominated debt. The Brazilian real appreciated 21% against the U.S. dollar in the first nine months of 2003 versus a devaluation of 40% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Interest income increased primarily due to higher levels of invested cash.

Net Income. Net income for the nine months ended September 30, 2003, increased to $311 million from $158 million for the nine months ended September 30, 2003, primarily due to the $111 million, or $1.10 per fully diluted share, gain on the sale of the Brazilian soy ingredients business and improved earnings from the fertilizer and food products divisions.

Net income for the nine months ended September 30, 2003, also benefited from non-cash gains, net of tax, of $17 million, or $0.17 per fully diluted share, relating to curtailment of certain of the company's postretirement benefit plans. Net income for the same nine-month period in 2002 was increased by $15 million, or $0.16 per fully diluted share, as a result of tax credits relating to refunds of prior years' taxes and reversals of deferred tax asset valuation allowances.

In 2002, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of change in accounting principles, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, and a $9 million charge, net of tax, resulting from the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations.

Total Debt. Total debt, which includes short-term debt, current maturities of long-term debt and long-term debt, at September 30, 2003, decreased $816 million to $2,587 million from December 31, 2002 primarily due to cash flow from operations and the net proceeds of $491 million received on the sales of Bunge's Brazilian soy ingredients business to The Solae Company and Lesieur to Saipol used to reduce outstanding indebtedness.

Bunge had $501 million in cash and cash equivalents and $14 million in marketable securities at September 30, 2003. At December 31, 2002, Bunge had $470 million in cash and cash equivalents and $12 million in marketable securities. In addition, Bunge had $1,563 million of readily marketable inventories at September 30, 2003. At December 31, 2002, Bunge had $1,517 million in readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                                          Quarter Ended
                                                 --------------------------------      Percent
                                                   09/30/2003        09/30/2002        Change
                                                 --------------    --------------    -----------
Volumes (in thousands of metric tons)                   28,952           21,374           35%
Net sales                                              $ 5,826         $  3,603           62%
Gross profit                                               364              496          (27)%
Income from operations                                     181              364          (50)%
Non-operating income (expense) - net                       (12)            (177)         (93)%
Income tax expense                                         (47)             (65)         (28)%
Income before minority interest                            122              122           -%
Minority interest                                          (33)             (27)          22%
Net income                                            $     89         $     95           (6)%

Earnings per common share - basic:
Net income per share                                  $    .89         $    .96           (7)%

Weighted average number of shares  outstanding      99,812,000       99,250,814

Earnings per common share - diluted:
Net income per share                                  $    .88         $    .95           (7)%

Weighted average number of shares  outstanding     101,223,850      100,017,645

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                                         Nine Months Ended
                                                 --------------------------------      Percent
                                                   09/30/2003        09/30/2002        Change
                                                 --------------    --------------    -----------
Volumes (in thousands of metric tons)                  79,790           59,500           34%
Net sales                                             $15,936           $9,390           70%
Gross profit                                              898            1,000          (10)%
Income from operations (1)                                504              629          (20)%
Non-operating income (expense) - net                       16             (283)        (106)%
Income tax expense                                       (131)            (104)           26%
Income before minority interest                           389              242           61%
Minority interest                                         (78)             (61)          28%
Income before cumulative effect of change in
  accounting principles                                   311              181           72%
Cumulative effect of change in accounting
   principles, net of tax of $6 (2002) (2)                  -              (23)
Net income                                          $     311          $   158           97%

Earnings per common share - basic:
Income before cumulative effect of change in
  accounting principles                             $    3.12          $  1.91           63%
Cumulative effect of change in accounting
  principles (2)                                            -             (.24)
                                                 -------------     ------------
Net income per share                                $    3.12          $  1.67           87%
                                                 =============     ============

Weighted average number of shares outstanding      99,699,001       94,743,716

Earnings per common share - diluted:
Income before cumulative effect of change in
accounting principles                               $    3.08          $  1.90           62%
Cumulative effect of change in accounting
principles (2)                                              -             (.25)
                                                 -------------     ------------
Net income per share                                $    3.08          $  1.65           87%
                                                 =============     ============

Weighted average number of shares outstanding     100,878,968       95,525,329

--------------------------------------------------------------------------------

(1) Income from operations for the nine months ended September 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.
(2) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of the SFAS No. 142 adoption, in the first quarter of 2002, Bunge recorded a charge of $14 million, net of tax, representing a write-off of goodwill in the milling and baking products segment, as a cumulative effect of a change in accounting principle. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of SFAS No. 143, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax.

Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                               Bunge Limited and Consolidated
                                                        Subsidiaries                           Cereol (2)
                                                       Quarter Ended                         Quarter Ended
                                              ---------------------------------    Percent   --------------
                                                09/30/2003       09/30/2002        Change      09/30/2003
                                              ---------------  ----------------    -------     ----------

Volumes (in thousands of metric tons)
      Agribusiness                                 23,185           16,349            42%         2,765
      Fertilizer                                    4,065            3,708            10%             -

      Edible Oil Products                             769              401            92%           342
      Milling and Baking Products (1)                 933              882             6%             -
      Other (1)                                         -               34         (100)%             -
                                              ---------------  ----------------             --------------
         Food Products                              1,702            1,317            29%           342
                                              ---------------  ----------------             --------------
Total                                              28,952           21,374            35%         3,107
                                              ===============  ================             ==============

Gross Profit
      Agribusiness                                $   157            $ 338          (54)%          $ 30
      Fertilizer                                      127              100            27%             -

      Edible Oil Products                              54               21           157%            26
      Milling and Baking Products (1)                  26               27           (4)%             -

      Other (1)                                         -               10         (100)%             -
                                              ---------------  ----------------             --------------
         Food Products                                 80               58            38%            26
                                              ---------------  ----------------             --------------
Total                                               $ 364            $ 496          (27)%          $ 56
                                              ===============  ================             ==============

Income from Operations
      Agribusiness                                 $   71            $ 284          (75)%          $ 12
      Fertilizer                                       85               72            18%             -

      Edible Oil Products                              18                2           800%             6
      Milling and Baking Products (1)                  12               10            20%             -

      Other (1)                                         -                9         (100)%             -
                                              ---------------  ----------------             --------------
             Food Products                             30               21            43%             6
                                              ---------------  ----------------             --------------
    Unallocated                                        (5)             (13)                           -
                                              ---------------  ----------------             --------------
Total                                               $ 181            $ 364          (50)%          $ 18
                                              ===============  ================             ==============

Depreciation, Depletion and  Amortization
    Agribusiness                                   $   19           $   16
    Fertilizer                                         15               13

      Edible Oil Products                               5                3
      Milling and Baking Products (1)                   4                4
      Other (1)                                         -                2
                                              ---------------  ----------------
         Food Products                                  9                9
                                              ---------------  ----------------
Total                                              $   43           $   38
                                              ===============  ================

--------------------------------------------------------------------------------
(1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. Third quarter 2002 amounts have been reclassified to reflect this change.
(2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the quarter ended September 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                               Bunge Limited and Consolidated                  Cereol (2)
                                                        Subsidiaries                          Nine Months
                                                     Nine Months Ended                           Ended
                                              ---------------------------------    Percent   --------------
                                                09/30/2003       09/30/2002        Change      09/30/2003
                                              ---------------  ----------------    -------     ----------

Volumes (in thousands of metric tons)
      Agribusiness                                 66,192           47,642           39%         8,757
      Fertilizer                                    8,343            7,999            4%             -

      Edible Oil Products                           2,451            1,150          113%         1,272
      Milling and Baking Products (1)               2,664            2,616            2%             -
      Other (1)                                       140               93           51%           105
                                              ---------------  ----------------            ---------------
         Food Products                              5,255            3,859           36%         1,377
                                              ---------------  ----------------            ---------------
Total                                              79,790           59,500           34%        10,134
                                              ===============  ================            ===============

Gross Profit
      Agribusiness                                  $ 350         $    624         (44)%         $  65
      Fertilizer                                      275              214           29%             -

      Edible Oil Products                             187               68          175%           110
      Milling and Baking Products (1)                  68               72          (6)%             -
      Other (1)                                        18               22         (18)%             8
                                              ---------------  ----------------            ---------------
         Food Products                                273              162           69%           118
                                              ---------------  ----------------            ---------------
Total                                               $ 898          $ 1,000         (10)%          $183
                                              ===============  ================            ===============

Income from Operations
      Agribusiness                                  $ 121         $    470         (74)%         $  13
      Fertilizer                                      191              134           43%             -

      Edible Oil Products                              71               11          545%            42
      Milling and Baking Products (1)                  23               25          (8)%             -
      Other (1)                                        11               17         (35)%             4
                                              ---------------  ----------------            ---------------
             Food Products                            105               53           98%            46
                                              ---------------  ----------------            ---------------
    Gain on Sale of Soy Ingredients                   111                -                           -
    Unallocated                                       (24)             (28)                          -
                                              ---------------  ----------------            ---------------
Total                                               $ 504         $    629         (20)%         $  59
                                              ===============  ================            ===============

Depreciation, Depletion and  Amortization
    Agribusiness                                   $   66        $      45
    Fertilizer                                         41               45

      Edible Oil Products                              14               12
      Milling and Baking Products (1)                  12                9
      Other (1)                                         -                7
                                              ---------------  ----------------
         Food Products                                 26               28
                                              ---------------  ----------------
Total                                               $ 133         $    118
                                              ===============  ================

--------------------------------------------------------------------------------
(1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. The first nine months of 2002 amounts have been reclassified to reflect this change.
(2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the nine months ended September 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BUNGE LIMITED





Date: November 3, 2003                       By:   /s/ William M. Wells
                                                  ------------------------------
                                                   William M. Wells
                                                   Chief Financial Officer